Date February 3, 2017

Maryse Mills-Apenteng

Special Counsel

Office of Information

Technologies and Services

Re:	OS Support, Inc.
Registration Statement on Form S-1 Filed December 21, 2016 File No. 333-215217

In response to your letter dated January 17, 2017, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of OS Support, Inc. (the “Company”). Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s January 17, 2017 letter in italicized text immediately before our response.

General

1.	Please clarify where your principal executive offices are located and where you will conduct your business operations. We note that you provide a Nevada address; however, this address appears to be the address of your registered agent.

Response: Our principle office is the residence of the President at H.No. 1055 Sec 70, Mohali, Punjab, India. We have updated our disclosure with this address.

2.	We note the phone number provided on the facing page of your registration statement does not appear to be in operation. Please revise to provide a corporate phone number where your principal officer may be contacted.

Response: The phone number on the facing page of the registration statement is now in working order.

Prospectus Cover Page

3.	On the cover page you state that you will offer for sale 2,500,000 shares of your common stock, but you refer to the sale of 4,000,000 shares throughout your registration statement. Please reconcile this inconsistency.

Response: We have revised the cover page to read “4,000,000” shares.

1

Summary Information

Summary Information about OS Support, Inc., page 5

4.	Throughout your filing you indicate that you will operate a pay as you go company providing support services for the top 10 open-source software programs. As such, please clarify your disclosure here that you intend to be an online shopping mall specializing in bathroom and kitchen fixtures and faucets.

Response: We have revised page 5 as follows:

“OS SUPPORT, INC. was incorporated in the State of Nevada as a for-profit Company on April 15, 2015. OS Support, Inc. is a development-stage company that intends to market, sell and provide pay-as-you-go support services for the top 10 Open-source software programs that are downloaded daily.”

5.	Please advise us of the relevance of the references to July 29, 2015 and June 30, 2015 in your prospectus summary. Please provide more current information, as relevant.

Response: These dates were entered in error. We have revised the dates to July 4, 2015 and June 30, 2016

Risk Factors

We incur costs associated with SEC reporting compliance…, page 9

6.	You state that you “will become a reporting issuer” under the Securities Exchange Act. Please advise us whether you will file a Form 8-A to register your common stock under the Securities Exchange Act. If not, please add a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Response: The Company will file a Form 8-A. We have revised that risk factor stating that the Company will file a Form 8-A

Because the Company’s management has no prior experience…, page 12

7.	Please revise this risk factor or add a separate risk factor to address Mr. Mann’s lack of experience or expertise in the software industry, or explain to us why it is not necessary. We note on page 28 that Mr. Mann’s management biography does not contain any background in the software industry or technical credentials.

Response: We have revised our risk factor as follows:

“BECAUSE OUR PRESIDENT HAS NO PRIOR INDUSTRY EXPERIENCE AND NO PRIOR EXPERIENCE IN MANAGEMENT OR IN OPERATING AN INTERNATIONAL BUSINESS YOUR ENTIRE INVESTMENT COULD BE LOST

Because our President has no prior experience in the software industry and no prior experience in management or in operating an international business, the Company may experience unforeseen problems and unforeseen expenses and as a result our business could fail and your entire investment could be lost.”

2

8.	Please tell us whether Mr. Mann has any experience in management or in operating an international business. To the extent Mr. Mann has no such experience, risk factor disclosure would appear to be warranted.

Response: Please see response to Comment 7.

Information with Respect to the Registrant

Product Description, page 23

9.	Please revise to provide more information about the staff you plan to hire to provide technical support for your clients. Please tell us, and disclose as appropriate, whether the employees will be working in a call center or in some other arrangement. We note that your plan of operation does not include costs related to leasing office space. Also, please clarify whether the employees will be based in India.

Response: Our support staff members will be located in India and will work from their residences in Mohali. We have revised our disclosure accordingly.

10.	Please revise to clarify your proposed market and client base. It is unclear whether you will primarily seek or target clients in India or, for example, North America, and whether you will target individuals, small businesses, or larger businesses.

Response: The company intends to provide support for small and medium sized companies in the United States. The company's google ad words and other product awareness efforts will be focused on American markets. The Company anticipates all its revenues will be derived from the corporations in United States. We have revised our disclosure accordingly.

Regulatory Matters, page 24

11.	You state that you are “unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of data storage” and that you are “not subject to special regulatory and/or supervisory requirements.” Please explain the relevance of data storage regulations to your support services business. Please also revise this section to discuss material regulatory matters that affect your prospective business, such as Indian laws related to outsourcing and labor, tax matters related to having clients outside of India, and currency issues associated with operating a web-based business with clients in other countries.

Response: We have deleted the reference to “data storage”.

3

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

12.	Please have your auditors revise their opinion to state that they have audited the related financial statements of operations, stockholders’ equity (deficit) and cash flows for the two years ended June 30, 2016.

Response: A revised opinion has bee provided.

Directors and Executive Officers, page 28

13.	Please revise to clarify what you mean by “Zonal Officer” and provide a brief description of Mr. Mann’s duties as the Zonal Officer for Tops Security Ltd.

Response: As a Zonal Officer Mr. Mann was responsible for the management of over 350 people in a specific client sector dedicated to the security of physical assets for private corporations.

14.	Please provide additional information regarding Mr. Mann’s qualifications such as a brief description of his educational background or any particular areas of expertise. Refer to Item 401(e) of Regulation S-K.

Response: We have revised our disclosure to include the following:

“Educational Qualifications

➢	12th grade from Punjab School Education Board
➢	I.T.I. Diploma 2yr. (Radio & TV) Ropar
➢	8 Months Diploma in Financial Accounting, Tally & MS Office.
➢	B.A. from Kurukshetra University, Kurukshetra.
➢	M.B.A. from Sikkim Manipal University. (HR & Marketing).”

Certain Relationships and Related Transactions, page 32

15.	On pages F-9 and F-17, you disclose that you received related party loans with a balance of $1,524 from the “Director of the Company.” Please revise this section to provide the disclosure required by Item 404(d)(1) of Regulation S-K for this transaction.

Response: We have revised our disclosure as follows:

“As of September 30, 2016, the Company has received $1,524 from Paramjit Mann, President and Director of the Company. The amounts due to Mr. Mann are unsecured and non- interest-bearing with no set terms of repayment.”

4

16.	On page 32, you state that your “sole officer and director provides office space at no charge to the Company.” Please revise to provide more detail regarding this office space arrangement, including a description of the office space and its location.

Response: We have revised our disclosure by adding the following information:

“Our principle office is the residence of the President at H.No. 1055 Sec 70, Mohali, Punjab, India.”

Exhibits

17.	Your subscription agreement filed as Exhibit 10.4 references your offering closing 90 days after a specified date, with the option of management extending the offering period for another 90 days. Your registration statement, however, refers to an offering period of 180 days, with the option of management extending the offering another 90 days. Please revise to reconcile this inconsistency.

Response: We have revised our disclosure in the registration statement to read 90 days .

Sincerely,

/s/ Paramjit Mann

Paramjit Mann

President

5